SEC

24001050

SEC Mail Processing
APR 01 2024
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66968

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.E. PRIVATE CLIENT ADVISORS, LTD

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

790 NORTH MAIN STREET
(No. and Street)

PROVIDENCE	RI	02904
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SERGIO DECURTIS	401-497-0460	SDECURTIS@NEWENGLANDPENSION.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

1/10/2006	2560
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, SERGIO DECURTIS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.E. PRIVATE VLIENT ADVISORS, LTD., as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE L. IZZO NOTARY PUBLIC STATE OF RHODE ISLAND

Signature:

Title: PRESIDENT

Notary Public MCE 7-4-25

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2023

Table of Contents

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client Advisors, Ltd. as of December 31, 2023, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client Advisors, Ltd.'s auditor since 2016.

Norwood, Massachusetts

March 25, 2024

N.E. Private Client Advisors, Ltd.
Statement of Financial Condition
December 31, 2023

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$472,328	$0	$472,328
12b(1) fees receivable	$0	$120,916	$120,916
Commissions receivable	$69	$0	$69
Other assets	$0	$1,611	$1,611
TOTAL CURRENT ASSETS	$472,397	$122,527	$594,924
TOTAL ASSETS	$472,397	$122,527	$594,924

LIABILITIES AND STOCKHOLDER 'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$28,663	$0	$28,663
TOTAL CURRENT LIABILITIES	$28,663	$0	$28,663
LONG TERM LIABIITIES			
STOCKHOLDER'S EQUITY:			
Common stock, $.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	$1	$0	$1
Additional paid in capital	$99,999	$0	$99,999
Retained earnings	$343,734	$122,527	$466,261
TOTAL STOCKHOLDER'S EQUITY	$443,734	$122,527	$566,261
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$472,397	$122,527	$594,924

17

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2023

REVENUES:	
Mutual fund commissions	$565
12b-1 fees	$606,906
Interest Income	$14,346
TOTAL REVENUE	$621,817
EXPENSES:	
Compliance expense	$1,800
Insurances	335
Office expenses	8,902
Officer compensation	70,000
Payroll	366,721
Payroll taxes	60,612
Pension expense	15,380
Professional fees	11,632
Regulatory fees	7,851
Rent	30,000
Taxes	20,400
Telephone	3,000
TOTAL EXPENSES	$596,633
NET INCOME	$25,184

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2023	$1	$99,999	$441,077	$541,077
Net Income			$25,184	$25,184
Stockholder's Distributions				
Balances at December 31, 2023	$1	$99,999	$466,261	$566,261

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$25,184
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in cash from changes in assets and liabilities:	
12b(1) fees receivable	(60,259)
Commissions receivable	3,949
Other assets	0
Accrued expenses	(3740)
TOTAL ADJUSTMENTS	(60,050)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(34,866)
CASH FLOWS FROM FINANCING ACTIVITIES:	
NET DECREASE IN CASH AND CASH EQUIVALENTS	(34,866)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	507,194
CASH AND CASH EQUIVALENTS AT END OF YEAR	$472,328

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$0
Income taxes	$20,400

The accompanying notes are an integral part of these financial statements.

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker-dealer in securities limits its operations to subscriptions to mutual funds, placement of variable annuities and variable life insurance policies. The Company is owned 100% by Sergio DeCurtis. Please see note7 for details of the sale of the company.The Company is a member of the Financial Industry Regulatory Authority (FINRA). The majority of activity arises from customers in New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds purchased by the customer. Checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Revenue Recognition

Fees are earned mostly in the form of 12B-1 fees and trailing commissions on customer purchases of mutual funds. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive 12b-1 fees paid by the fund up front, over time, upon the investor's exit from the fund (that is. A contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remain in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was 5% at December 31, 2023.

Accounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2023. Management provides for an allowance for doubtful accounts based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful accounts at December 31, 2023.

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code, the Company does not pay federal corporate income taxes. Instead, the shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit on his individual tax return.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements, and accompanying notes. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker-dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2023, the Company had net capital of $443,734 which was $438,734 in excess of its required net capital of $5,000. At December 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 6.46%.

4. Related Party Transaction

The Company rents its office space from an affiliate on a month-to-month basis and shares other expenses. During 2023, the Company incurred shared expenses of $30,000 in rent, $3,000 in telephone expense, and $17,400 in other expenses. During 2023, the Company paid the affiliate$ 37,800 for these shared expenses. At December 31, 2023 the company owed the affiliate $ 0.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

5. Pension Plan

Effective January 1, 2008, the Company adopted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company's Safe Harbor contribution is 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

5. Pension Plan (continued)

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401 (k) Profit Sharing Plan. At December 31, 2023, the Company had contributed the following: safe harbor contribution $15,380.10 profit sharing contribution $0 and cash balance plan $0. The total amount needed to fully fund the cash balance plan is $0 shared by an affiliate of the Broker Dealer.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2023, employee membership in the Plan is as follows:

Participants:	
Active	9
Terminated vested	4
Retired	0
Total	13

Under provisions of the Cash Plan, benefits vest 100% after 3 years of service.. An employee may retire at age 62 with five years of service for full benefits. Cash balance plan information is as follows:

Funded Status	
Projected benefit obligation at December 31, 2023	$ 2,062,735
Fair value of plan assets at December 31, 2023	$ 2,537,252.99
Funded Status of the Plan	112.29%
Prepaid (accrued) benefit cost	$0
Amount recognized on the Statement of Income	
Net benefit cost for the period	$ 0

Weighted Average Assumptions

Discount rate	5.02%
Expected long term rate of return on plan assets	5.00%
Rate of compensation increase	0%

The discount rate was selected using a hypothetical portfolio of equity and fixed income securities that would provide the necessary cash flows to match projected benefit payments. The expected rate of return on assets was determined using the historical asset returns for publicly traded equity and fixed income securities.

5. Pension Plan (continued)

Additional pension data

Net periodic pension cost	$ 0	
Employer contributions	$ 0	
Benefits paid	$	-0-
Benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years that follow		-0-
Contributions expected to be paid to the Plan during the fiscal year Beginning after December 31, 2023		-0-

Plan Assets

The Plan's policy in regard to allocation of invested assets is to achieve an appropriate mix of investments for long term growth that reduces risk through prudent diversification of the portfolio across a broad selection of distinct asset classes. The following was Plan's asset allocation policy as of December 31, 2023.

Asset Class	Target Allocation
Domestic Equity	48%
International Equity	12%
Fixed Income	34%
Money Market	0%
Other	6%
Total Allocation	100%

Plan assets are reported at fair values based on the following three tiered value hierarchy which prioritizes the inputs used in measuring fair values as follows: Level 1 -observable inputs such as quoted prices in active markets; Level 2 - other than quoted prices that are observable directly or indirectly and Level 3 – unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

5. Pension Plan (continued)

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Money Market funds	0	$ 0	$ 0	0
Domestic equity funds	1,217,590.27	0	0	1,217,590.27
International equity funds	316,583.16	0	0	316,583.16
Fixed income funds	849,581.19	0	0	849,581.19
Other funds	153,498.37	0	0	153,498.37
Totals	$ 2,537,252.99	$ 0	$ 0	$2,537,252.99

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, at December 31, 2023 the Company's accounts exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Sale of Company

On December 11, 2023 the sole owner of the company entered into an agreement to sell all issued and outstanding shares to an unrelated person, Mark Hansen The sale occurred on December 31,2023

The Buyer is personally liable to pay the prior owner $1,000,000.

Due December 31, 2024 $350,000
Due December 31, 2025 $250,000
Due December 31, 2026 $250,000
Due December 31, 2027 $150,000
Total $1,000,000

8. Subsequent Events

The Company has evaluated subsequent events through March 25, 2024, which is the date the financial statements were available to be issued.

Supplementary Information

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

COMPUTATION OF NET CAPITAL

1. Total ownership Total ownership equity from Statement of Financial Condition		$ 566,261
2. Deduct ownership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		
		$566,261
Add:		
i. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other deductions or allowable credits		
5. Total capital and allowable subordinated liabilities		$ 566,261
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	$122,527	
B. Forgiveable Loan		
C. Commodities futures contracts and spot commodities		
D. Other deductions and or charges		$ (122,527)
7. Other additions and or allowable credits		
8. Net Capital before haircuts on securities positions		$443,734
9. Haircuts on Securities:		
A Contract securities commitments		
B. Subordiated securities borrowings		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other Securities		
10. Net Capital		$443,734

See Report of Independent Registered Public Accounting Firm

N.E. Private Client Advisors, Ltd.

SCHEDULE 1 (cont.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHJ\NGE COMMISSION

December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10. Minimum net capital required: (6 2/3% of aggregate indebtedness)		$.1911
11. Minimum dollar net capital requirement		$5,000
12. Net capital requirements (greater of line 11 or 12)		$5,000
13. Excess net capital (line 10 minus line 13)	$438,734	

COMPUTATION OF AGGREGATE INDEBTEDNESS

14. Total A.1 liabilities from Statement of Financial Condition	
16. Add:	
a. Drafts for immediate credit	$28,663
b. Market value of securities borrowed for which no equivalent value is paid or credited	
c. Other unrecorded amounts	
19. Total aggregate indebtedness	
20. Percentage of aggregate indebtedness to capita! (line 19 divided by line 10)	$28,663
	6.46%

RECONCILATION WITH COMPANY'S COMPUTATION (included in Part II A of Form X-7a5(a) as of December 31, 2023)

	$	437,301
Net capital, as reported in Company's Part II A (unaudited) FOCUS Report		
Items not included in computation:		
Audit Adjustments		
Increase in non-allowable assets		11.800
on Focus Report		(5,367)
	$	443,734
Net Capital		

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

N.E. PRIVATE CLIENT ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

N.E. Private Client Advisors, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of N.E. Private Client Advisors, Ltd. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
March 25, 2024

N.E. Private Client Advisors, Ltd.
SCHEUDLE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Payment Date	To Whom Paid	Amount
7/20/2023	SIPC	$7.25
2/26/2024	SIPC	$12.49
		$19.74

See Report of Independent Registered Public Accounting Firm's Report
on Applying Agreed Upon Procedures

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which N.E. Private Client Advisors, Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which N.E. Private Client Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and N.E. Private Client Advisors, Ltd. stated that N.E. Private Client Advisors, Ltd.'s other business activities and direct business with mutual funds contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c3-3 are limited to direct business with mutual funds and (1) they did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. (3) the company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provision and Footnote 74.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client Advisors, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)((2)(ii) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, P C

Norwood, Massachusetts
March 25, 2024

N.E. Private Client Advisors, Ltd.
Exemption Report
December 31, 2023

N.E. Private Client Advisors, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct business with mutual funds and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

I Sergio A. DeCurtis, swear (or affirm) that, to my best knowledge and belief this exemption report is true and correct.

N.E. Private Client Advisors, Ltd.

By President

February 14, 2024